CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 40-F of The Lion Electric Company (the “Company”) for the year ended December 31, 2023 as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”), I, Marc Bedard, Chief Executive Officer and Founder of the Company, do hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 29, 2024
(s) Marc Bedard
Marc Bedard
Chief Executive Officer and Founder